EXHIBIT 4.02

                [WACHOVIA BANK, NATIONAL ASSOCIATION LETTERHEAD]

October 28, 2004

Michael Steiner
Dryclean USA, Inc.
290 NE 68th Street
Miami, FL 33138

Dear Mr. Steiner:

Reference is made to that certain Loan Agreement dated as of December 19, 2001 as amended from time to time (the "Agreement") between Dryclean USA, Inc. (the "Borrower") and Wachovia Bank, National Association (the "Bank" or "Wachovia"). Reference is also made to the promissory note dated November 2, 1998 as amended from time to time (the "Note"). The Agreement, Note, and all other documents executed and delivered in connection therewith are collectively referred to herein as the "Loan Documents". All capitalized terms used but not defined herein shall have the meanings assigned in the Loan Documents.

Based on the long and favorable relationship the Bank has enjoyed with Dryclean USA, Inc., the Bank has agreed to modify certain requirements related to the facility referenced above in accordance with the terms of this Letter Agreement. As such, the following terms and conditions of that certain Agreement are hereby modified follows:

          o All references to "Borrowing Base" are hereby deemed to refer to $2,250,000.00.

Except and to the extent specifically noted above, there shall be no change in any other provision or reporting requirements set forth in the Loan Documents. All other terms, conditions and provisions of the Agreement and Loan Documents remain unchanged and in a full force and effect.

Thank you for allowing Wachovia to be of service. Should you have any questions please contact the undersigned at (305) 789-1224.

Sincerely,

Wachovia Bank, National Association

/s/ John C. Costa

John C. Costa
Vice President